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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               Amendment No. 1 to
                                   FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Pursuant to Section 12(b) or (g) of Securities Exchange Act of 1934



                            SAN JUAN FINANCIAL, INC.
                            ------------------------
                 (Name of Small Business Issuer in its Charter)



                Colorado                               94-3363969
----------------------------------------  --------------------------------------
    (State or other jurisdiction of       (I.R.S. Employer Identification No.)
     incorporation or organization)



  4410 Newton Street, Denver, Colorado                     80211
----------------------------------------  --------------------------------------
(Address of principal executive offices)                 (Zip Code)





                                 (303) 694-4895
                         ------------------------------
                           (Issuer's telephone number)


Securities to be registered pursuant to section 12(g) of the Act:



       Title of each class                Name of each exchange on which
       To be so registered                Each class is to be registered

               COMMON SHARES              NASDAQ OVER-THE-COUNTER-BULLETIN BOARD



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TABLE OF CONTENTS
                                                                            PAGE
    PART I

    Item 1.  Description of Business..........................................1

    Item 2.  Plan of Operations...............................................10

    Item 3.  Description of Property..........................................11

    Item 4.  Security Ownership of Certain Beneficial Owners and
             Management.......................................................12

    Item 5.  Directors, Executive Officers, Promoters and
             Control Persons..................................................12

    Item 6.  Executive Compensation...........................................13

    Item 7.  Certain Relationships and Related Transactions...................13

    Item 8.  Description of Securities........................................13

    PART II

    Item 1   Market Price of and Dividends on the Registrants'
             Common Equity and Other Shareholder Matters......................14

    Item 2.  Legal Proceedings................................................14

    Item 3.  Changes In and Disagreements With Accountants on
             Accounting and Financial  Disclosure.............................14

    Item 4.  Recent Sales of Unregistered Securities..........................14

    Item 5.  Indemnification of Directors and Officers........................15

    PART III

    Item 1.  Index to Exhibits................................................15

    Item 2.  Description of Exhibits..........................................15

    Signatures................................................................16

    PART F/S

    Contents..................................................................F-

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                                     PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 1. DESCRIPTION OF BUSINESS


                            SAN JUAN FINANCIAL, INC.

         San Juan Financial, Inc. (the "Company") was incorporated in Colorado on June 7, 1989. The Company, an entity with a fiscal year ending December 31, is a standard "C" Corporation for federal income tax purposes. The Company, which presently does not have any subsidiaries or affiliated entities, is a development stage enterprise. To date, the Company has no significant operations and no revenues.

         The Company has never been involved in any bankruptcy, receivership or similar proceedings.

         The Company intends to operate as an online mortgage banking firm. Our services will be offered through our central office located at 4410 Newton Street, Denver, Colorado 80211. Our primary method of loan origination will be by telephone and the Internet. We anticipate in the near term future to offer a majority of our mortgage banking and related financial services through our website at SANJUANFINANCIAL.COM. Our business operations will consist of the generation of mortgage loan applications, underwriting, closing, and the secondary marketing of qualified mortgage loans. Our products and services will include origination of consumer and home loans, appraisals, secondary loan purchases and sales, and the servicing of funded loans for financial institutions.

                                BUSINESS STRATEGY

         Our primary objective is to become a leading mortgage broker for financial institutions and their customers. We intend to achieve this goal by:

         o OFFERING FINANCIAL INSTITUTIONS A MORE EFFICIENT AND COST-SAVING ALTERNATIVE TO AN IN-HOUSE MORTGAGE BANKING DEPARTMENT. By entering into an agreement with San Juan for the provision of mortgage banking services, a typical financial institution realizes several key advantages including:

             o  high quality mortgage services

             o greater customer service and better managed accounts because we will apply the latest technology to better monitor loan applications, and we carefully select and train our loan officers and processors to San Juan's standard of exemplary customer service

             o more efficient delivery of services because we are able to focus on our policy of continual improvement and streamlining of services through technology enhancements and automation

             o an immediate network of financial institutions (our client-base) in which to realize greater economies-of-scale for both the provision of funds and the purchase and sale of loan portfolios in the secondary market

             o all of the above at a negotiated price which is extremely competitive and represents a fraction of the marginal overhead spent on brokering mortgage transactions in-house

         o DEVELOPMENT OF A COMPLETELY INTEGRATED AND SEAMLESS INTERNET-BASED MORTGAGE PROCESS FROM APPLICATION TO CLOSE. Our vision is to realize paperless transactions by end-of-year 2002.

         o DEVELOPMENT OF PROPRIETARY INTERNET NETWORKS TO FACILITATE THE SECURITIZATION AND BULK SALE OF MORTGAGE ASSETS. Development of proprietary Internet networks will allow us to effectively aggregate client assets so as to more easily anticipate and

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             accommodate client needs and match buyers and sellers across an informed exchange.

         o GEOGRAPHIC DIVERSIFICATION OF OUR MORTGAGE PORTFOLIO HELPS DIMINISH THE VOLATILITY OF OUR MORTGAGE ASSETS. Diversification helps ameliorate the effects of the "diversifiable" risks associated with state and/or regional economic fluctuations.

         We believe that our ability to deliver exemplary customer service to our institutional clients combined with the strategic advantages enumerated above will provide us with a significant competitive advantage.

                           FORWARD-LOOKING STATEMENTS

         This Form 10-SB includes "forward-looking statements" within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on managements' current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements involve assumptions and describe our future plans, strategies and expectations, and you can generally identify them by their use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or similar terminology. All statements, other than statements of historical facts included in this Form, including without limitation, statements under "Plan of Operation" and "Description of Business", regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward-looking statements.

         Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, market conditions, competition and the ability to successfully complete financing.

                           REPORTS TO SECURITY HOLDERS

         The public may read and copy any materials the Company files with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

                                   THE COMPANY

         The Company plans to provide mortgage banking and brokerage services. Our services will be offered through our central office located in Denver, Colorado. Our primary method of loan origination will be by telephone and the Internet. We anticipate in the near term future to offer a majority of our mortgage banking and related financial services through our website at SANJUANFINANCIAL.COM and through our proprietary information network which we are currently developing.

BACKGROUND

         The Company was incorporated under the laws of the State of Colorado on June 7, 1989. We subsequently commenced operations as a mortgage broker. Our principals will operate and have maintained our required Colorado Department of Real Estate licenses. We conduct business under our registered business name, "San Juan Financial, Inc." Our principal executive offices are located at 4410 Newton Street, Denver, Colorado 80211.

         Our business operations will consist of the generation of mortgage loan applications, underwriting, closing, and the secondary marketing of qualified mortgage loans. Our products and services include origination of consumer and home loans, appraisals, secondary loan purchases and sales, and the servicing of funded loans for financial institutions which meet or exceed San Juan's underwriting criteria.

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OUR PROPRIETARY ELECTRONIC NETWORK OF INSTITUTIONAL CLIENTS

         To further complement our mortgage banking services, we intend to develop an electronic network with banks and credit unions. Our proprietary network will allow us to aggregate our client's institutional assets, query an aggregated database and immediately market prefunded loans. When development of our network is completed, it will create a private exchange for our institutional loan portfolios and thereby facilitate the bulk sale of portfolios and the securitizing of mortgage assets.

         We believe that many institutional clients are burdened by the traditional mortgage lending process. Further, consumers are dissatisfied because they find the loan process slow and have difficulty obtaining information and monitoring the status of their applications. Our Internet network will significantly reduce these problems by offering a simpler, faster and less expensive way to obtain a mortgage loan. The potential marketability in the secondary markets of each loan will have been already established before funding, as part of our automated underwriting process. SEE "Operations - Screening of Applicants."

INDUSTRY OVERVIEW

         Many of the markets we serve are undergoing rapid change and experiencing significant growth. We believe that these trends will provide us with major growth opportunities.

         MORTGAGE INDUSTRY

         According to the Mortgage Bankers Association, U.S. consumer mortgage debt exceeded $4.3 trillion in 1998 and the total volume of loan origination reached a record high of $1.5 trillion, compared to $834 billion of mortgage origination in 1997. Market research shows that approximately 30 percent of the $1.5 trillion market or $450 billion in mortgages will be originated by 2005. While the residential mortgage market is a substantial part of the U.S. economy, it is fragmented with the largest mortgage lender, Norwest Mortgage, accounting for only 7.7 percent of funded loans in 1998.

         In 1998, mortgage brokers arranged approximately 70 percent of all mortgages. These small local businesses typically act as middlemen, do not approve or fund loans, have inefficient processing systems and generally lack the sophisticated technology required to quickly determine borrower eligibility or to search and analyze available mortgage products to select the best match for a customer.

         The traditional mortgage process is paper intensive, generally requires at least three weeks to complete, and involves the following steps:

         o meeting with lender or broker to complete a lengthy paper application

         o   gathering extensive supporting documentation

         o entering the application data into the broker's or lender's processing system

         o ordering appraisals, title and credit reports and verifying deposit and other facts

         o submitting the paper loan file to an underwriter to determine loan eligibility

         o   receiving conditions to approval of loan by the underwriter

         o   collecting additional information and complying with the conditions

         o   resubmitting the revised paper file for approval

         o   preparing loan documents and closing instructions

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         o   reviewing and approving the loan for funding

         o   closing the transaction

         This process tends to be burdensome and costly to lenders and complex, time-consuming and intimidating to many borrowers.

         INTERNET INDUSTRY

         The Internet provides companies additional channels to reach both individual customers and institutional clients along with the means to transact business with them more efficiently and cost-effectively than through the traditional business channels. Even as an adjunct to traditional paper processes, the Internet can dramatically increase efficiencies and reduce costs.

         In addition, the Internet gives companies the flexibility to more quickly adjust product features, presentations and prices in response to competition. Consumers benefit from greater convenience, wider access to information about available products and services, ease of use, more choices and often lower prices. Institutional clients benefit from greater access to and transmission of their information. They also may realize, in an organized informational market likened to a securities or commodities exchange, a nearly immediate and deeper understanding of the demand for their industry product and services.

         According to Forrester Research, the market for online mortgages is expected to grow from an estimated $18.7 billion in 1999 to over $91.2 billion in 2003. This represents an increase in online usage of the existing market from
1.5 percent in 1999 to 9.6 percent in 2003. We anticipate that the Company will achieve virtual paperless transactions by fourth quarter 2002. Mortgage origination, as well as the purchase and sale of secured loans in the secondary markets, is a business well suited to an Internet-based distribution model for a number of reasons, including:

         o   mortgages need no physical delivery or warehousing

         o complex mortgage products can be presented in a simplified format using graphic and dynamic presentations with hypertext links to supporting information and explanations

         o borrowers can immediately send their personal data through a website, allowing quick and automated underwriting and streamlined processing

         o there is no need for costly local offices, multiple brokers or the expensive fee structure associated with the traditional mortgage distribution model

         o within the secondary mortgage markets, underwriting criteria is mostly standardized (FICO score) and therefore an application can be immediately analyzed to determine a potential mortgage's marketability for sale and whether to approve it or not

         o within the secondary mortgage markets, financial institutions are not aggregated and organized to more easily facilitate the purchase and sale of loan portfolios

         Given the institutional inefficiencies and customer frustration in the traditional mortgage origination process, combined with the potential for a highly liquid and efficient secondary market for the purchase and sale of secured loan portfolios, we believe there exists a significant market opportunity for a centralized, globally accessible and easy-to-use online mortgage banking service with:

         o a user-friendly, complete service within a secure environment which integrates the information of the applicant with that of the financial institutions and secondary markets

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         o   broad selection of loan products and features which incorporates an applicant's FICO score and credit risk, and the participating institutions' underwriting criteria

         o immediate determination of the availability and source of potential funding for origination across a broad base of participating institutions for high FICO score applicants

         o determination of alternative sources of potential funding for origination for less attractive mortgage applicants

         o determination of the potential marketability of quality, secured loan portfolios

         o efficient matching of buyer and seller of portfolios across an exchange network creating greater liquidity within the secondary mortgage market

         o   high volume, minimal fees per transaction, and time-savings

OUR BUSINESS STRATEGY

         Our primary objective is to become a leading mortgage broker for financial institutions and their customers. We intend to achieve this goal by:
(i) offering financial institutions a more efficient and cost-saving alternative to an in-house mortgage banking department; (ii) developing a completely integrated and seamless Internet-based mortgage process; (iii) developing our proprietary Internet network to facilitate the securitization and bulk sale of mortgage assets; and (iv) geographic diversification of our mortgage portfolio.

         SERVICE ALTERNATIVE FOR FINANCIAL INSTITUTIONS

         San Juan offers banking institutions and credit unions an efficient and cost-saving alternative to the establishment of a traditional mortgage banking department. By entering into an agreement with us for the provision of mortgage banking services, a typical financial institution realizes:

         o the highest quality mortgage services because this is our particular area of experience and expertise

         o greater customer service and better managed accounts because we apply software technology to better monitor loan applications, and we carefully select and train our loan officers and processors to San Juan's standard of exemplary customer service

         o more efficient delivery of services because we are able to focus on our policy of continual improvement and streamlining of services through technology enhancements and automation

         o an immediate network of financial institutions (our client-base) in which to realize greater economies-of-scale for both the provision of funds and the purchase and sale of loan portfolios in the secondary market

         o high flexibility and immediate response to changing market demands and customer preferences

         o all of the above at a negotiated price which is extremely competitive and represents a fraction of the marginal overhead spent on brokering mortgage transactions in-house

         o funding on high-quality originated loans meeting or exceeding certain underwriting criteria provided by our client or under San Juan's line of credit

         o movement of the mortgage (off of the balance sheet) through a correspondent for sale into the secondary capital markets thereby replenishing our client's lending capacity or renewing San Juan's credit line

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         If San Juan assumed (purchased) the mortgage and it is thereafter deemed non-salable in the secondary market, San Juan has the following options:
(i) sale of the mortgage back to the banking institution or credit union if the subsequent marketability of the mortgage was made a condition for San Juan's assumption; (ii) sale of the mortgage to another institutional investor; (iii) sale of the mortgage over San Juan's proprietary Internet network (when developed); or (iv) hold the mortgage in our portfolio until it either becomes salable or matures.

         INTEGRATED INTERNET-BASED MORTGAGE PROCESSING

         We intend to offer our services through traditional mortgage distribution channels with an increasing amount of our services delivered over the Internet. The traditional mortgage process can be frustrating and inconvenient. Few mortgage loan originators have capitalized on the opportunities offered by the Internet to ease the burden of the mortgage process. We believe that the majority of mortgage originators use the Internet merely as an advertising medium. Those mortgage lenders that do offer online applications often encounter difficulty integrating their Internet applications with the other systems used to process, underwrite, track and close the mortgage loans. Our long-term strategy includes the development of a completely integrated and seamless Internet-based mortgage process from application to close. Our vision is realize paperless transactions by end-of-year 2002.

         We believe that by 2002, a significant proportion of the mortgage market segment in the U.S. will be online and Internet savvy to warrant the development and implementation of a full-fledged, nearly instantaneous electronic transaction protocol. We intend to maximize the potential of Internet-based mortgage origination by providing borrowers with:

         o   numerous ways to learn about and apply for mortgage loans

         o   rapid loan application and pre-qualification processes

         o   variety of loan evaluation tools and resources

         o wide choice of loan products and rates and reduced transaction costs

         o   alternative loan sources with broader credit criteria

         o   continuous monitoring from application through closing

         OUR PROPRIETARY INTERNET  NETWORK

         As already mentioned, the development of our proprietary Internet network, will allow us to effectively aggregate client assets so as to more easily anticipate and accommodate client needs and match buyers and sellers across an informed exchange, thereby facilitating the bulk sale of institutional loan portfolios. SEE "Our Proprietary Electronic Network of Institutional Clients."

         GEOGRAPHIC DIVERSIFICATION OF OUR MORTGAGE PORTFOLIO

         Loan origination will be executed across a broad geographic area. Such a strategy avails itself of the principles of modern portfolio theory by creating a broad regional mix of real estate secured mortgages which ameliorate the "diversifiable" risks associated with having a single category of items in a portfolio. In our case, the potential downward economic fluctuations of a single state or states in a single region would be averaged with potential economic fluctuations in the other (upward) direction in other states or regions. Diversification is financially attractive because it can make our mortgage portfolios less volatile and therefore less risky by averaging potential collective losses with collective gains.

         We believe that our ability to deliver exemplary customer service to our institutional clients combined with the strategic advantages enumerated above will provide us with a significant competitive advantage.

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         OUR PRODUCTS AND SERVICE

         We will provide our institutional client and their customers a wide array of first mortgage products, as well as second mortgages and home equity lines of credit. Our proprietary software, technology, trade secret methods and our commitment to excellence will ensure that we always provide the most exemplary service. The following is a description of the types of mortgage products and services we intend to offer:

         CONSUMER LOAN PRODUCTS

         o CONFORMING MORTGAGE LOANS. Conforming mortgage loans are mortgage loans that conform to the underwriting standards established by one of the government-sponsored mortgage entities, Fannie Mae or Freddie Mac, and are originated and generally sold by us directly to Fannie Mae or Freddie Mac.

         o JUMBO MORTGAGE LOANS. Jumbo mortgage loans are those that exceed the maximum loan size for conforming loans, currently $240,000 for single-family homes. General Motors Acceptance Corporation ("GMAC"), is one of the largest financial services companies in the world. GMAC-RFC is a leader in mortgage and asset-backed securitization and the nation's largest warehouse lender.

         o ALTERNATIVE MORTGAGE LOANS. Alternative mortgage loans fail to satisfy one or more elements of the jumbo or conforming loan underwriting criteria, such as those relating to documentation, employment history, income verification, loan-to-value ratios, credit history, qualifying ratios or borrower net worth. We originate mortgage loans that do not satisfy one or more of the underwriting criteria but which, in our estimation, based primarily on the borrower's credit score and loan-to-value ratios for the property, present a risk profile comparable to conforming loans.

         o HOME EQUITY AND SECOND MORTGAGE LOANS. Home equity and second mortgage loans are typically secured by second liens on the home. Both types of loans are designed primarily for high credit quality borrowers and are underwritten according to the standards of their potential buyer. Home equity lines generally provide for either a 5-year or 15-year draw period, during which the borrower may make cash withdrawals, and a 10-year repayment period during which the amount outstanding at the end of the draw period is amortized. Only interest payments are made during the draw period. Second mortgage loans are "closed-end," that is they are fixed in amount at the time of origination and typically amortize over the term of the loan or have a balloon payment feature which is a lump-sum payment made at the end of the term. Home equity lines generally bear adjustable interest rates while second mortgage loans typically bear fixed interest rates. Both types of loans are frequently originated in conjunction with our origination of a first-lien mortgage loan on the related property.

         o SUB-PRIME MORTGAGE LOANS. This category consists of mortgage loans for borrowers who have impaired or limited credit profiles or higher debt-to-income ratios than would be acceptable for sale of such loans to one of the agencies or private-sponsored mortgage conduits. Such mortgage loans may also fail to satisfy the underwriting criteria of the government-sponsored entities in other ways. We will categorize these mortgage loans based on the borrower's credit profile as "B" or "C" or loans which are generally considered "non-prime" mortgage loans in the secondary mortgage market. We will not originate mortgage loans that our automated underwriting system would categorize as "D" loans.

         SECONDARY LOAN SALES

         The sale of mortgage loans may generate either a gain or loss, which may result from changes in interest rates that affect the market value of the loans between the time we commit to a price and the time that the loan is sold.

         o SALES OF SERVICING RIGHTS. With each loan we originate, a corresponding right to service the loan is created. We typically will sell the right to service the loan either separately or combined with the loan sale. As a result, we minimize default and prepayment risk. However, we will service the loans between the date we fund the loan and the date we sell the loan and the related servicing. We do not currently plan to retain servicing rights on loans we underwrite, fund and close.

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         o   LOAN SALES. A primary component of our business strategy is to seek the most efficient method of selling our mortgage loans. This involves evaluating and comparing available prices for each alternative method, given current market conditions and the risks associated with the type of mortgage loan. We can sell our conforming loans through:

             o CONCURRENT TRANSACTIONS, which involves a sale of the underlying mortgage loan directly to Fannie Mae or Freddie Mac with a concurrent sale of the servicing rights to an independent servicer.

             o ASSIGNMENT OF TRADE SALES, which are sales of conforming loans to a third party along with an assignment of the associated mortgage-backed security commitment/trade. The buyer then exchanges the loans with Fannie Mae or Freddie Mac for mortgage backed securities to be delivered against the assigned trade.

             o WHOLE-LOAN SALES involve loans that we underwrite and sell to a specific buyer on a loan-by-loan basis. We currently sell Jumbo and Alternative mortgage loans, as well as non-prime loans and home equity lines, on the same basis.

         o WAREHOUSE FINANCING. We intend to sell all of the loans we fund. We plan to use a secured revolving credit facility to fund loan originations and finance-originated loans until they are sold. Our goal is to secure a $10,000,000 million revolving line of credit that will be secured by the mortgage loans we close. The line of credit may require us to comply with various operating and financial covenants including those relating to: (i) our net worth,
             (ii) maximum debt limits, (iii) debt to equity ratio, and (iv) restrictions on changes in our executive management.

OUR CUSTOMERS

         San Juan is based in Denver and works from one central office with adequate space for expansion. We do not intend to acquire or develop numerous branch offices in our own corporate name. Instead, we intend to focus on our particular expertise: the marketing and provision of our mortgage brokerage services to our large institutional clients. SEE "Our Business Strategy." Banks and credit unions have their own branch offices in which to market San Juan's proprietary services under their own name ("private label") to the individual customer.

OUR MORTGAGE SOLUTIONS

         We intend to achieve our business strategy and provide exemplary products and services by applying San Juan's mortgage solutions, which include:
(i) the implementation of state-of-the-art technology, (ii) the use of multiple distribution channels and (iii) co-branded marketing and advertising.

         TECHNOLOGY

         We use technology to optimize delivery of our products and services. Our technology is a customized blend of leading industry software and supporting technology. We use it to maximize efficiency in the mortgage lending process, whether serving consumers directly, or supporting the mortgage operations of our business clients, such as mortgage bankers, brokers, financial institutions, realtors and homebuilders. These efficiencies lead to a more satisfying mortgage experience including:

         o Easy access to the mortgage lending process and easy-to-use service with value-added features

         o Comprehensive selection of mortgage products and services tailored to individual needs

         o Faster applications, pre-qualifications and ongoing monitoring of loan status

         o   Significant customer savings and interest rate locks

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         Our loan processing software and Internet solutions provide enhanced integration with the back-end processing of the mortgage application. We intend to continue to take advantage of the latest developments in technology, including state-of-the-art backbone data communications capabilities. These technologies will eventually allow us to attain instant online credit approval for our customers, and efficient, more secure communications with our institutional clients across a wide area network.

         We will improve upon the effectiveness of the traditional telephone application process by (i) developing our website and supporting software technologies to educate and motivate potential borrowers to complete an application, and (ii) automating specific aspects of the mortgage application process. In addition, potential borrowers will be supported by our friendly loan officers, expert processors and customer service representatives on the phone and/or online. When we process, underwrite and fund mortgage loans for our mortgage banking operations, borrowers will have continual and convenient access to monitor the status of their applications.

         MULTIPLE DISTRIBUTION CHANNELS

         We will use multiple channels of distribution to strengthen and expand our competitive position in both Internet and traditional mortgage banking. Our distribution strategy includes direct-to-consumer channels and, more importantly, business-to-business partnerships.

         In business-to-business partnerships, our clients will realize efficient, enhanced and expert mortgage-related services at a substantial savings and San Juan realizes greater distribution by way of a piggy-back marketing strategy. Our clients' expansion and increased success translates to greater opportunities for us to provide our services across a larger market segment. With each business client who signs on with San Juan, we realize immediate penetration into the markets of our client to the extent of their loyal customer base and existing distribution channels.

         We plan to achieve the above market penetration through private labeling and co-branding of our products and technologies to other financial institutions who have subscribed for our mortgage services. Private labeling involves offering both our online and offline technology and services to other mortgage originators for them to use under their name. Co-branding generally involves placing our name on a marketing partner's website to provide our mortgage services in addition to our marketing partner's services. We will continue to seek agreements to enhance our visibility among financial institutions and increase our market share through their developed distribution channels.

         MARKETING AND ADVERTISING

         TRADITIONAL MEDIA. Our primary marketing objectives is to establish San Juan Financial, Inc. as a leading mortgage broker for financial institutions and their customers. We intend to achieve this objective by implementing our business strategy described above and by launching an advertising campaign that focuses on radio, print and broadcast advertising as well as online advertising. In traditional media, we will display our advertisements in banking and mortgage trade journals, regional newspapers, and consumer publications.

         INTERNET MEDIA. Over the Internet we intend to display at general interest portal websites, industry specific portals and other select content providers. We desire an Internet presence at such portals as Yahoo, AOL, AltaVista, HotBot, and other high-traffic websites. We desire to hyperlink with news providers such as CNN and Bloomberg and specific mortgage trade content providers.

         PARTNER CO-BRANDING. We also intend to increase our co-branding visibility with financial and other industry partners. Co-branding involves placing our proprietary San Juan Financial, Inc. name on our marketing partner's website. A potential client can click our name and pull up our website information and a description of our mortgage services.

COMPETITION

         The e-commerce market is rapidly evolving and intensely competitive. Barriers to entry are minimal. Potential competitors can launch new websites on the Internet quickly and at relatively low cost. In addition, the traditional residential mortgage loan business is intensely competitive.

         The Company plans to be a service provider for large financial institutions. While we do not envision ourselves in competition with our clients, we would be in competition with other mortgage brokers if they chose to compete with us in providing services to our present institutionally-based market. Furthermore, we believe that our proprietary Internet network, when completed, will provide us a significant competitive advantage over other similar service providers who may try to compete with us within the mortgage markets. SEE "Our Proprietary Electronic Network of Institutional Clients." Despite our anticipated network advantage, there is always the possibility that other mortgage service providers could seize the opportunity to develop their own proprietary Internet network and compete directly with us.

         Regarding the provision of mortgage services, we currently compete with a variety of other entities:

         o banks, credit unions and other financial institutions who originate mortgage loans and who we seek to transform into our growing client base

         o   other independent mortgage brokers

         o online competitors, including E-Loan, Inc., iOwn.com, Mortgage.com, and others

         o indirect competitors such as Microsoft Corporation through which other mortgage companies may offer products and services online

         Many of our mortgage banking and mortgage brokerage competitors have significant competitive advantages including: longer operating histories, greater name recognition, larger customer bases, and greater financial resources to market their services, whether on- or offline.

EMPLOYEES

         As of March 31, 2000, we employed two persons, including one in management and one in administrative support.

ITEM 2. PLAN OF OPERATIONS.

         Our loan processing operations are held to a high standard by our compliance department. This department functions to ensure we comply with all applicable regulations and provide consistency to our customers. Additionally, the compliance group develops loan documents for new products and maintains our lending and broker licenses.

         SCREENING OF APPLICANTS

         San Juan's policy is to pre-qualify, or screen, its applicants for borrower eligibility to ensure potential mortgages will easily qualify for sale within the secondary financial markets. The process, which we intend to automate by year-end 2002, is straightforward:

         o a banking or credit union customer (the potential borrower) makes a home loan request to one of our institutional clients who has subscribed for our services

         o our client authorizes San Juan by written agreement to handle these requests and agrees to forward all such requests to our central office

         o our trained loan officers answer all incoming calls and any and all follow-up communications on behalf of our subscribing clients

         o   customer completes a loan application and pays an application fee

         o vital data from the loan application is used by our loan originating software to produce consent and disclosure forms and a welcome letter which is sent to applicant with a loan application, a good faith estimate, and a list of any other required documentation

         o during the application process, income, credit and employment history and other personal information are disclosed

         o   adverse information must be satisfactorily explained

         o   verifications are sent out via mail

         o   appraisal, credit and title reports are ordered

         o we review the applicant's real estate payment history and any encumbrances

         o applicant's file is placed in general processing and escrow is opened

         o all loans that meet secondary market investor criteria for our client institution shall continue to be processed for submission to our client's underwriting department or United Guarantee Insurance ("UGI")

         o if the loan is approved by client, or UGI, we order documents to be forwarded to escrow for execution and funding

         o in the event that San Juan's wholesale division, Home Loan Center ("HLC"), also approves the loan under its own criteria, HLC provides a "letter of assignment" and/or an "agreement to purchase closed loan" in order to facilitate the purchase of the loan from client and its subsequent institutional sale

         o all loan applications are credit approved (or not) in 15 days and fully approved (or not) within 20 days

         o all loans denied by client or which fail to meet our initial origination screening criteria will be reevaluated by San Juan under alternative lending criteria, underwriters and funding sources

         QUALITY ASSURANCE

         Prior to funding a loan, we perform a pre-closing audit to ensure the loan meets San Juan's investor requirements. The pre-closing audit includes the following items:

         o   review of customer's credit report

         o cross reference check to determine if the borrower or property has been previously submitted for a loan

         o   verbal confirmation of current employment

         o   IRS confirmation of annual income

         We also randomly sample our closed loans to ensure that our loans are accurate and comply with applicable laws and regulations. These reviews enable us to monitor compliance and improve the overall quality of our loan products and services.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company does not own any physical properties at this time. We lease our corporate executive office space located at 4410 Newton Street, Denver, Colorado 80211.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of the shares of the Common Stock (the only class of shares previously issued by the Company) as of August 4, 2000 by (i) each person known by the Company to be the beneficial owner of more than five percent of the Company's outstanding shares of Common Stock, (ii) each director of the Company, (iii) the executive officers of the Company, and (iv) by all directors and executive officers of the Company as a group, prior to and upon completion of this Offering. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

                            Name and Address                           Shares of          Percent of
Title of Class              of Beneficial Owner(1)                     Common Stock       Common Stock
                            ----------------------                     ------------       ------------
Common                      Alder West Ltd., IBC (1)                   1,666,667             32.92%

Common                      Ruth Blair Ltd., IBC (2)                   1,666,666             32.92%

Common                      Legato Global Networks, Ltd., IBC (3)      1,666,667             32.92%

                            Steven G. Slater, Chief Executive
Common                      Officer and President                              0                 0

Common                      Directors and Officers as a group                  0                 0

--------------

         (1) Alder West Ltd., IBC, a Bahamian international business company ("IBC"), distributed the shares of the Company in equal part to Oxnard Beaches Ltd. (a company owned by Mr. Jay Garcia) Wentworth Cavanaugh Ltd. (a company owned by M. Danelle), and Ron Stinner and Mark Moniak on May 6, 2000. The address of Mr. Ron Stinner and Mr. Moniak is the same as the Company's address.

         (2) Ruth Blair Ltd., IBC, a Bahamian IBC, is beneficially owned in equal part by Heseltine Holdings Limited, Miracle Holdings Limited (each a Bahamian IBC owned by Rowland F. Marshall, a resident of The Bahamas, Timothy Bessell, Kevin Sutherland and Cortez Roxbury). The address of Mr. Marshall, Mr. Bessell Mr. Sutherland and Mr. Roxbury is the same as the Company's address. Ruth Blair Ltd., IBC distributed the shares of the Company in equal part to Mr. Marshall, Mr. Roxbury, Mr. Bessell and Mr. Sutherland on May 6, 2000.

         (3) Legato Global Networks, Ltd., IBC, a Bahamian IBC, is owned equally by Mark Bogani, a resident of Denver, Colorado, and Mr. David Sorge, Mr. Rob Chramosta, Mr. Troy Fullmer, and Mr. Bruce Penrod. The address of Mr. Bogani, Mr. Sorge, Mr. Chramosta, Mr. Fullmer and Mr. Penrod is the same as the Company's address.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors, executive officers and management employees of the Company, their ages, their positions and their offices, are set forth in the following table.

   NAME                      AGE                  POSITION
   ----                      ---                  --------

   Stephen G. Slater         36         Chairman of Board of Directors,
                                         President and Chief Executive Officer

   Troy Fullmer              34         Secretary and Treasurer

     The directors of the Company will serve one year terms.

     The following is a biographical summary of the experience of the directors and executives of the Company:

         STEPHEN G. SLATER, 36, has served as the President, Chief Executive Officer and the Chairman of the Board of Directors of the Company since May 2000. From 1986 until present, Mr. Slater has been operated his own consulting business, successfully advising concerning investments ranging from precious metal to stocks, with a focus on real estate speculation in the Denver, Colorado metro area. Mr. Slater has been a licensed real estate agent since 1996.

         TROY L. FULLMER, 34, has served as the Secretary and Treasurer of the Company since May 2000. From 1991 until present, Mr. Fullmer served as the account manager for Marketing Partners, Inc. in Denver, Colorado. His duties include managing a four state western territory, developing strategies, generating sales to accounts, and customer service. Mr. Fullmer is a private investor in real estate in Denver, Colorado and has extensive experience in mortgage analysis.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth the annualized base salary that the Company has agreed to pay for 2000 to its President and Chief Executive Officer. None of the executive officers of the Company have received a total annual salary and bonus in excess of $100,000.

                                                             Other       Registered      Securities                   All other
Name and                                                     Annual      Stock           Under-Lying      LTIP        Compen-
Principal        Year                                        Compen-     Award(s)        Opinions/       Payouts      sation
Position         (Note A)     Salary ($)     Bonus ($)       sation $        $           SARs (#)           $             $
--------         --------     ----------     ---------       ----------  ---------       -----------     -------      ---------

Stephen G.
Slater (1),
President and
Chief
Executive
Officer           2000          $5,000           --              --          --               --            --           --


         (1) Although San Juan Financial, Inc. was incorporated on June 6, 1989, the Company has not paid salaries or other forms of compensation to employees prior to Mr. Slater's salary in 2000.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         None.

ITEM 8.  DESCRIPTION OF SECURITIES.

         The Company's authorized capital stock consists of 750,000,000 shares of common stock (of which 5,063,000 shares were used and outstanding as of July 30, 2000) and 10,000,000 shares of preferred stock (none of which are outstanding).

         Shareholders do not have an unqualified right to a dividend. The policy of the Company is not to declare dividends, however dividends may be declared, when lawful to do so, at the discretion of the Board of Directors. A common shareholder has the right to vote his or her shares in the affairs of the Company. Common shares have one vote each. The right to vote may be delegated by the shareholder to another person. In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payment in full of liabilities. Shareholders do not have preemption rights. The Company's articles of incorporation do not so provide. In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payment if full of all liabilities. Shareholders do not have any other material rights. There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market Information

         Currently, there is no public market for the Company's common stock. At the appropriate time, the Company's management will complete the pertinent procedures for listing the Company's common stock on the National Association of Securities Dealers' Over-the-Counter Electronic Bulletin Board. There can be no assurance, however, that management will be successful in this endeavor.

         The Company has no common equity that is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. 5,000,000 shares of the 5,063,000 shares of common stock outstanding at July 30, 2000 could be sold pursuant to Rule 144 under the Securities Act.

(b)      Holders

         As of July 30, 2000, there were 34 common shareholders of record.

(c)      Dividends

         The Company has never declared any cash dividends.

         The current policy of the Company is not to pay cash dividends, but instead to retain future earnings, if any, to support the growth of the Company. However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         As of May 6, 2000, the Company sold for $63,000 cash, a total of 63,000 shares of restricted common stock, as follows (all at $1.00 per share): Stanley
C. & Mimi Lee, 30,000; Alan Ligi, 15,000; Moon Y. Lew, 15,000; David Bender, 100; Gerard W. Bender, 100; Paige Bender, 100; Maryann Bogani, 100; Tina Bogani, 100; Marty Baumohl, 100; Phillip C. Broshear, 100; Marc R. Brosseau, 100; Jeff Campbell, 100; Robert S. Chramosta, 100; Ike Claypool, 100; Davidson Trust, 100; Carolyn E. Dilger, 100; Wayne E. Dilger, 100; Equisource Financial, Inc., 100; Bobby Hayden, 100; Thomas Kaufman, 100; Justin Large, 100; Dr. Tahir Majid, 100; Robert & Carlotta Marsick, 100; Franck Martin, 100; Jennifer Morris, 100; Craig Nelson, 100; Sacha Patin, 100; Bruce Penrod, 100; Tom Pizer, 100; Gary L. Thomas, 100; Alma Wofford, 100; John Wofford, 100; and Mrs. Teri C. Yarborough.

         The foregoing described issuances, without an underwriter, total 63,000 shares of restricted common stock. Each of these persons had access to all material information regarding the Company prior to the offer of sale, without an underwriter, of the Company's common stock. These offers and sales of common stock are believed to have been exempt from the registration requirements of
Section 5 of the Securities Act of 1933, as amended, pursuant to section 4(2) thereof and by available state exemptions, from registration of the offer and sale of such common stock.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our Articles and Bylaws provide that we will indemnify to the fullest extent permitted by the general laws of the State of Colorado our officers and directors. The scope of indemnification includes indemnifying for expenses and liabilities directors or officers may incur in defending, settling or satisfying any civil or criminal action brought against them on account of their being or having been directors or officers of the Company. We may indemnify officers or directors if such person acted in good faith and in a manner reasonable believed to be in the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct in question was unlawful. In the event of a settlement, the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Company. Indemnification does not extend to such action where officers or directors are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Action of 1933, as amended, and the Securities Act of 1934, as amended (collectively, the "Acts"), may be permitted to directors, officers or controlling persons pursuant to foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S


                                    PART III

ITEM 1.  EXHIBITS AND FINANCIAL STATEMENTS.

(a)      EXHIBITS


Exhibit
Number   Description
------   -----------

3.1      Articles of Incorporation

3.2      Bylaws

24       Power of Attorney

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   SAN JUAN FINANCIAL, INC.



Date: August 22, 2000                              /s/ Stephen G. Slater
                                                   ----------------------------
                                                   By: Stephen G. Slater

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                          Index to Financial Statements

                                                                            Page
                                                                            ----

Independent auditors' report.................................................F-2

Balance sheet, July 31, 2000.................................................F-3

Statement of operations, April 10, 2000 (inception) through
    July 31, 2000............................................................F-4

Statement of shareholders' equity, April 10, 2000 (inception)
    Through July 31, 2000....................................................F-5

Statement of cash flows, April 10, 2000 (inception) through
    July 31, 2000............................................................F-6

Summary of significant accounting policies...................................F-7

Notes to financial statements................................................F-9

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders
San Juan Financial, Inc.

We have audited the balance sheet of San Juan Financial, Inc. (a development stage company) as of July 31, 2000, and the related statements of operations, shareholders' equity, and cash flows, from April 10, 2000 (inception) through July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Juan Financial, Inc. as of July 31, 2000, and the results of its operations and its cash flows from April 10, 2000 (inception) through July 31, 2000, in conformity with generally accepted accounting principles.



                                                     Craig W. Conners, C.P.A.
                                                     San Diego, California
                                                     August 14, 2000

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                                  Balance Sheet

                                  July 31, 2000


                                     ASSETS

CASH............................................................  $      41,585
EQUIPMENT, less accumulated depreciation of $15.................              0
                                                                  --------------

                                                                  $      41,585
                                                                  ==============


                              SHAREHOLDERS' EQUITY

PREFERRED STOCK, no par value, 10,000,000 shares authorized;
   -0- shares issued and outstanding............................              -
COMMON STOCK, no par value; 750,000,000 shares authorized;
   5,063,000 shares issued and outstanding (Note D).............        100,200
ACCUMULATED RETAINED DEFICIT ($15,437 accumulated
   during the development stage)................................        (58,615)
                                                                  --------------

                                                                  $      41,585
                                                                  ==============
               See accompanying summary of significant accounting
                 policies and Notes to the financial statements

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                             Statement of Operations

                April 10, 2000 (inception) Through June 30, 2000



OPERATING EXPENSES
         Professional fees......................................         10.500
         Web site development costs.............................          6,287
         Travel.................................................          1,798
         Other..................................................             30
                                                                  --------------
                                        TOTAL OPERATING EXPENSES         18,615
                                                                  --------------
                                            LOSS FROM OPERATIONS        (18,615)


INCOME TAX EXPENSE (Note C).....................................              -
                                                                  --------------

                                                        NET LOSS  $     (18,615)
                                                                  ==============



Basic loss per common share.....................................  $           *
                                                                  ==============

Basic weighted average common shares outstanding................      5,046,866
                                                                  ==============

          *  Less than $.01 per share


         See accompanying summary of significant accounting policies and notes to the financial statements.

                                                SAN JUAN FINANCIAL, INC.
                                              (A Development Stage Company)

                                            Statement of Shareholders' Equity

                                    April 10, 2000 (Inception) through July 31, 2000


                                                  Preferred Stock          Common Stock        Additional
                                                ------------------   -----------------------    Paid-in       Retained
                                                 Shares    Amount      Shares       Amount      Capital        Deficit     Total
                                                --------  --------   ----------    ---------   ------------   -----------  ---------
Balance, April 10, 2000 (inception).........          -   $     -    5,000,000     $ 40,000    $         -    $  (40,000)  $      -

June 1, 2000, shares sold in private
placement offering, net of offering
costs of $3,000 ($1.00/share)
    (Note D)................................          -         -       63,000       60,200              -             -     60,200

Net loss from April 10, 2000
(inception) through
    July 31, 2000...........................          -         -            -            -              -       (18,615)   (18,615)
                                                --------  --------   ----------    ---------   ------------   -----------  ---------

                      BALANCE, JUNE 30, 2000          -   $     -    5,063,000     $100,200              -    $  (58,615)  $ 41,585
                                                ========  ========   ==========    =========   ============   ===========  =========

* Restated for 8 to 1 reverse stock split (see Note D)

           See accompanying summary of significant accounting policies and notes to the financial statements.

                                                        F-5

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                             Statement of Cash Flows

                April 10, 2000 (Inception) Through July 31, 2000

OPERATING ACTIVITIES
      Net loss..................................................  $     (18,615)
                                                                  --------------
                                              NET CASH (USED IN)
                                            OPERATING ACTIVITIES        (18,615)
                                                                  --------------

FINANCING ACTIVITIES
      Proceeds from the sale of common stock (Note D)...........         63,200
      Payments for offering costs...............................         (3,000)
                                                                  --------------
                                            NET CASH PROVIDED BY
                                            FINANCING ACTIVITIES         60,200
                                                                  --------------

                             CHANGE IN CASH AND CASH EQUIVALENTS         41,585
Cash and cash equivalents, beginning of period..................              -
                                                                  --------------
                        CASH AND CASH EQUIVALENTS, END OF PERIOD         41,585
                                                                  ==============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
      Interest..................................................  $           -
                                                                  ==============
      Income taxes..............................................  $           -
                                                                  ==============


           See accompanying summary of significant accounting policies and notes to the financial statements.

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE COMPANY

San Juan Financial, Inc. (the "Company") entered the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting and Reporting by Development Stage Enterprises" on April 10, 2000. The Company intends to operate as an online mortgage banking firm.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

EQUIPMENT AND DEPRECIATION

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method.

Upon retirement or disposition of the furniture and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

WEB SITE DEVELOPMENT

The Company expenses all internal and external costs incurred to develop internal-use computer software. As a development stage company, management has determined there is no assurance that the web site will provide substantive service potential to the Company.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

EARNINGS/(LOSS) PER SHARE

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. However, the Company has a simple capital structure for the period presented and, therefore, there is no variance between the basic and diluted loss per share.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The Company's only financial instrument at July 31, 2000 was cash.

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A:  NATURE OF ORGANIZATION

BACKGROUND
The company was incorporated under the laws of Colorado on June 6, 1989. Following incorporation the Company remained an inactive shell company. Effective April 10, 2000, the Company entered the development stage in accordance with SFAS No. 7. The Company's principal activities since April 10, 2000 have consisted of organizational maters and the sale of its no par value common stock.

RE-INCORPORATION
On April 10, 2000, the Company filed amended articles of incorporation with the State of Colorado, at which time the Company revised Article XI, Board of Directors. The Board consists of one director who is also the President of the Company.

NOTE B:  INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:


                                                                     July 31,
                                                                       2000
                                                                  --------------
     U.S. federal statutory graduated rate......................          15.00%
     State income tax rate, net of federal benefit..............           7.51%
     Offering costs.............................................          13.13%
     Net operating loss for which no tax benefit
        is currently available..................................         -35.64%
                                                                  --------------
                                                                           0.00%
                                                                  ==============


At July 31, 2000, deferred taxes consisted of a net tax asset of $6,633, due to operating loss carryforwards of $18,612, which was fully allowed for in the valuation allowance of $5,502. The valuation allowance from April 10, 2000 (inception) through July 31, 20000 was $6,633. Net operating loss carryforwards will expire through 2020.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                            SAN JUAN FINANCIAL, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE D:  SHAREHOLDERS' EQUITY

COMMON STOCK

In May 2000, the Company conducted a private placement offering whereby it sold 63,000 shares of its no par value common stock for $1.00 per share pursuant to an exemption from registration claimed under Sections 4(2) and 4(6) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder. The Company received net proceeds of $60,000 after deducting offering costs totaling $3,000.

Following its original incorporation in June 1989, the Company issued 40,000,000 shares of its no par value common stock to an officer as payment for services related to the organization and start-up of the Company. The value of the transaction could not be objectively measured as the services were rendered by a related party. The transaction was recorded at a nominal value of $40,000 ($.001 per share) as there was no market price for the Company's common stock on the date of issuance.

REVERSE STOCK SPLIT

On April 7, 2000, the Board of Directors authorized an 8 to 1 reverse split of the Company's no par value common stock, effective on that date. As a result of the split, the Company's outstanding common shares were reduced from 40,000,000 to 5,000,000. All per share and shares outstanding data in the accompanying financial statements have been restated to reflect the reverse split.


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